FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number:  033-97038

BROOKFIELD ASSET MANAGEMENT INC.

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(Translation of Registrant’s Name into English)

Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3

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(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [     ]    Form 40-F [  X  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [     ]    No [  X  ]

(If “Yes” is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-           .

INCORPORATION BY REFERENCE

The Form 6-K of Brookfield Asset Management Inc. dated January 30, 2013 and the exhibit thereto are hereby incorporated by reference as exhibits to Brookfield Asset Management Inc.’s registration statement on Form F-9 (File No. 333-112049).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.
Date: January 30, 2013	By: /s/ B.D. Lawson
Name: B.D. Lawson
Title: Managing Partner & CFO

EXHIBIT INDEX

Exhibit	Description

99.1	BROOKFIELD TO ISSUE C$350 MILLION OF MEDIUM TERM NOTES